Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Name	State or Other Jurisdiction of Incorporation or Organization	Names Under Which Subsidiary Does Business
AquaVenture Capital Limited	British Virgin Islands	AquaVenture Capital Limited
Seven Seas Water (Trinidad) Unlimited	Republic of Trinidad and Tobago	Seven Seas Water (Trinidad) Unlimited
Aqua Ventures Holdings Curaçao N.V.	Curaçao	Aqua Ventures Holdings Curaçao N.V.
AquaVenture Water Corporation	British Virgin Islands	AquaVenture Water Corporation
AquaVenture (BVI) Holdings Limited	United Kingdom	AquaVenture (BVI) Holdings Limited
Seven Seas Water Limited	British Virgin Islands	Seven Seas Water Limited
Quench USA, Inc.	Delaware	Quench USA, Inc.